UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Authorization of Share Repurchase Program

On September 16, 2024, Stratasys Ltd. (“Stratasys” or the “Company”) announced that the Company’s board of directors (the “Board”) has authorized a program for the Company’s repurchase of up to $50 million of the Company’s ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), from time to time.

Under the share repurchase program, Stratasys may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Stratasys may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization.

The repurchase program does not obligate the Company to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000 (the “Leniency Regulations”), the share repurchase program is expected to go into effect 30 days after notice of Stratasys’ board of directors’ adoption of the repurchase program is provided to the Company’s material creditors and secured creditors (if any).

A copy of the press release by which the Company announced the repurchase program, which is entitled “Stratasys Announces Board Authorization of $50 Million Share Repurchase Program”, is furnished as Exhibit 99.1 hereto.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (but excluding Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-270249, and 333-277836, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023 and March 12, 2024, respectively, and Form F-3, SEC file number 333-251938, filed by the Company with the SEC on January 7, 2021.

Exhibits

Exhibit No.	Description
99.1	Press Release dated September 16, 2024, entitled “Stratasys Announces Board Authorization of $50 Million Share Repurchase Program”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Date: September 16, 2024	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer